9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

05005501

Date 19 January 2005

Our ref TZOL

Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 143-145, released from 10 – 27 December, 2004 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2005
202
WASH., D.C.

dlw 1/31

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 143

10 December 2004

Ebixa® approved in Canada for the treatment of Alzheimer's disease

Lundbeck's Ebixa® (memantine) has been approved by the Canadian health authorities - *Health Canada* - for the treatment of moderate to severe Alzheimer's disease. Ebixa® is expected to be on the market in Canada before the end of the year.

"Ebixa® has a unique mechanism of action and is the first and only drug approved for the treatment of moderate to severe Alzheimer's disease", says Stig Loekke Pedersen, Executive Vice President and head of the Group's commercial activities outside Europe. "We are very happy that we are now able to launch Ebixa® in Canada, the largest Alzheimer's disease market to which we have access outside of Europe".

Ebixa® has an excellent tolerability profile and in addition to being approved for the treatment of moderate to severe Alzheimer's disease, the drug has also shown a positive effect in treating mild to moderate Alzheimer's disease.

Since its launch in 2002, Ebixa® is now marketed in more than 30 countries around the world, and following a launch in Canada, Ebixa® will be marketed in approximately 94% of the markets (in terms of market value) in which Lundbeck holds the rights. According to IMS the market for drugs to treat Alzheimer's disease in Canada amounted to EUR 59 million in 2003.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Jacob Tolstrup, Investor Relations, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 143

10. december 2004

Ebixa® godkendt i Canada til behandling af Alzheimers sygdom

Lundbeck har modtaget godkendelsen af Ebixa® (memantin) til behandling af moderat til svær Alzheimers sygdom fra de canadiske sundhedsmyndigheder - *Health Canada*. Markedsføringen af Ebixa® i Canada forventes at finde sted inden årets udgang.

"Ebixa®s virkningsmekanisme er unik og er det første og eneste lægemiddel, der er godkendt til behandling af moderat til svær Alzheimers sygdom", udtaler koncerndirektør Stig Løkke Pedersen, ansvarlig for koncernens kommercielle aktiviteter uden for Europa. "Det er en stor tilfredsstillelse for os, at vi nu er i stand til at introducere Ebixa® i Canada, det største Alzheimers marked, som vi har adgang til uden for Europa."

Ebixa® er særdeles veltolereret og har udover at være godkendt til behandling af moderat til svær Alzheimers sygdom også vist positiv effekt til behandling af mild til moderat Alzheimers sygdom.

Ebixa® er siden introduktionen i 2002 blevet markedsført i mere end 30 lande verden over, og med en lancering i Canada, vil Ebixa® være tilgængeligt i cirka 94% af de markeder (målt på markedsværdi), som Lundbeck har rettigheder til. Ifølge IMS var markedet for lægemidler til behandling af Alzheimers sygdom i Canada på EUR 59 mio. i 2003.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Jacob Tolstrup, Investor Relations, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 144

20 December 2004

Lundbeck files application for approval of Cipralex® for the treatment of generalised anxiety disorder

H. Lundbeck A/S has filed an application for approval of Cipralex® for the treatment of generalised anxiety disorder (GAD) in the EU with the health authorities in Sweden, which acts as reference country in the European mutual recognition procedure. Lundbeck expects to obtain approval from the European health authorities during 2005.

The application is based on data from seven clinical studies involving more than 1,600 patients from Europe and North America. The studies all show consistent and positive clinical results in favour of Cipralex® to the benefit of patients.

"The clinical studies that form the basis of our application underline the value of Cipralex® as an effective and well-tolerated treatment option, again illustrating the potential offered by Cipralex® in treating depression and anxiety", says Senior Vice President Anders Gersel Pedersen, head of Development at Lundbeck. He adds: "It is important for physicians to have access to a drug that is effective and safe in the treatment of both depression and anxiety, as many patients present to their doctor with symptoms of both disorders".

Since 2002, the results of clinical studies of Cipralex® for the treatment of GAD have been presented at a number of scientific conferences. These studies show that Cipralex® significantly improves the anxiety symptoms measured according to the most frequently used scale: the Hamilton Anxiety scale (HAMA) compared to placebo, and clinical effect was observed as early as 1 week after treatment start. Published results of long-term studies (24 weeks) show that Cipralex® reduces the anxiety symptoms in patients throughout the period, and approximately 85% of the patients who completed the study experienced no or mild anxiety symptoms. Moreover, patients treated with Cipralex® also experience improved quality of life. Published studies show that Cipralex® is significantly superior to Paxil® (paroxetine) in the treatment of GAD. Cipralex® was well tolerated in all studies.

GAD is a relatively common anxiety problem, affecting approximately 8% of the worldwide population at some point in their life, and nearly 20 million people were estimated to be GAD afflicted in the western world in

2002. It is estimated that more than half of the patients suffering from GAD also suffer from another psychiatric disorder, primarily depression.

GAD sufferers typically experience symptoms such as excessive worry, irritability, restlessness, difficulty concentrating, muscle tension, dizziness, epigastric discomfort, tiring easily, and sleep problems. For patients with generalized anxiety disorder, chronic worry and agitation about nothing in particular, or anything at all, can severely impair quality of life.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Jacob Tolstrup, Investor Relations, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 144

20. december 2004

Lundbeck indsender ansøgning om godkendelse af Cipralex® til behandling af generaliseret angst

H. Lundbeck A/S har indsendt ansøgning om godkendelse af Cipralex® til behandling af generaliseret angst i EU til de svenske sundhedsmyndigheder, der fungerer som referenceland i den gensidige europæiske godkendelsesproces. Lundbeck forventer en godkendelse fra de europæiske sundhedsmyndigheder i løbet af 2005.

Ansøgningen er baseret på data fra syv kliniske undersøgelser med flere end 1.600 patienter fra både Europa og Nordamerika, som alle viser konsistente og positive kliniske resultater i Cipralex's favør til gavn for patienter.

"De kliniske undersøgelser, der ligger til grund for ansøgningen, understeger værdien af Cipralex® som en effektivt og veltolereret behandlingsmulighed, og er endnu et eksempel på Cipralex's potentiale i behandlingen af depression og angst," udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen, og fortsætter: "Det er vigtigt for læger at have adgang til et lægemiddel, der er effektivt og sikkert i behandlingen af både depression og angst, da mange patienter henvender sig til lægen med symptomer på begge lidelser."

Siden 2002 er resultaterne af kliniske undersøgelser med Cipralex® til behandling af generaliseret angst blevet præsenteret på en række videnskabelige konferencer. Disse undersøgelser viser, at Cipralex® signifikant forbedrer angstsymptomerne målt på den mest anvendte skala: Hamilton Anxiety skala (HAMA) i forhold til placebo, og klinisk effekt er observeret så tidligt som efter 1 uges behandling. Publicerede resultater af langtidsundersøgelser (24 uger) viser, at Cipralex® afhjælper angstsymptomerne hos patienter igennem hele perioden og cirka 85% af patienter, der gennemførte undersøgelsen, oplevede ingen eller milde symptomer på angst. Endvidere oplever patienter behandlet med Cipralex® også forbedret livskvalitet. I sammenligning med Paxil® (paroxetin) viser offentliggjorte undersøgelser, at Cipralex® er signifikant mere effektiv til behandling af generaliseret angst. I alle undersøgelser har Cipralex® været veltolereret.

Generaliseret angst (GAD) er en relativ udbredt angsttilstand, som rammer ca. 8% af verdens befolkning i løbet af deres levetid, og det anslås, at der i 2002 var tæt ved 20 millioner mennesker, der var berørt at sygdommen i den vestlige verden. Det anslås, at over halvdelen af de patienter, der lider af GAD, også lider af en anden psykiatrisk sygdom, primært depression.

Patienter med generaliseret angst oplever typisk symptomer som f.eks. overdreven bekymring, irritabilitet, rastløshed, koncentrationsproblemer, muskelspændinger, svimmelhed, mavegener, træthed og søvnproblemer. For patienter med generaliseret angst kan kroniske bekymringer og ophidselse over trivielle ting, eller over ingenting, i høj grad forringe patientens livskvalitet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Jacob Tolstrup, Investor Relations, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 145

27 December 2004

Cipralex® receives regulatory approval in Canada

The Canadian health authorities (*Health Canada*) have approved Cipralex® (escitalopram) for the treatment of depression. Marketing of Cipralex® in Canada will commence in the beginning of the new year.

"The regulatory approval of Cipralex® in Canada means that we can now offer Canadian patients an antidepressant which has been proven, in clinical studies, to be superior to existing treatment options," comments Executive Vice President Stig Løkke Pedersen, head of commercial operations outside Europe, and he continues: "Our Canadian organisation has extensive experience within the field of depression, and the launch of Cipralex® will further strengthen our position."

According to the IMS, the Canadian market for anti-depressants (N6A) totalled EUR 490 million in 2003. Since its launch in 2002, Cipralex® has been introduced in more than 60 countries worldwide. In terms of market value, the drug is today among the best selling antidepressants worldwide, and is growing rapidly.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Jacob Tolstrup, Investor Relations, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 145

27. december 2004

Cipralex® godkendt i Canada

De canadiske myndigheder (*Health Canada*) har godkendt Cipralex® (escitalopram) til behandling af depression. Markedsføringen af Cipralex® i Canada vil finde sted i begyndelsen af det nye år.

"Godkendelsen af Cipralex® i Canada betyder, at vi nu kan tilbyde canadiske patienter et lægemiddel til behandling af depression, der i kliniske undersøgelser har vist klare fordele i forhold til de nuværende behandlingsmuligheder", udtaler koncerndirektør Stig Løkke Pedersen, ansvarlig for markeder uden for Europa, og fortsætter: "Vores canadiske organisation har stor erfaring med depressionsområdet, og med lanceringen af Cipralex® vil vores position blive yderligere styrket."

Ifølge IMS var markedet for lægemidler til behandling af depression (N6A) i Canada på EUR 490 mio. i 2003. Cipralex® er siden introduktionen i 2002 blevet markedsført i mere end 60 lande verden over, og er målt på værdi i dag blandt de mest solgte antidepressiva på verdensplan og i hastig vækst.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Jacob Tolstrup, Investor Relations, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.